EXHIBIT 3.1

CAPSTEAD MORTGAGE CORPORATION
DEFERRED COMPENSATION PLAN

As Amended and Restated
Effective January 1, 2005

PREAMBLE

Capstead Mortgage Corporation (the “Company”) previously established the Capstead Mortgage Corporation Deferred Compensation Plan, effective July 1, 1994, as amended and restated effective January 1, 1998 (the “Prior Plan”), as a fundamental strategy to encourage and reward the continued service of certain key executives who are essential to overall corporate profitability. The Prior Plan is hereby frozen with respect to the Accounts of all Vested Recipients. With respect to the Accounts of all Participants, other than Vested Recipients, the Prior Plan is hereby amended and restated, effective January 1, 2005, and is hereinafter referred to as the “Plan”. The maintenance and distribution of the Accounts of all Vested Recipients shall be governed by the terms of the Prior Plan.

The Company intends that this Plan will be maintained for the exclusive benefit of Participants, who shall constitute a select group of executives of the Company, and that any Participant or Beneficiary of the Plan shall have the status of an unsecured general creditor with respect to this Plan and the Trust Fund, if any, established in connection with the Plan.

The terms of the Plan are as follows:

ARTICLE I
DEFINITIONS

1.1 “Account” shall mean the record maintained by the Administrator showing the monetary value of the individual interest of each Participant or Beneficiary, with respect to amounts deferred and credited pursuant to Article III hereof. The term “Account” shall refer only to a bookkeeping entry and shall not be construed to require the segregation of assets on behalf of any Participant or Beneficiary.

1.2 “Administrator” shall mean the Compensation Committee or, if applicable, its delegate.

1.3 “Annual Compensation” shall mean the total amounts payable by the Company to a Participant as remuneration for personal services rendered during each Plan Year, including bonuses and any other type of incentive compensation, as reported on the Participant’s federal income tax withholding statement or statements (IRS Form W-2 or its subsequent equivalent), unreduced by any amounts not includable in such Participant’s gross income pursuant to Sections 125 or 402(g) of the Code and any amounts deferred by such Participant pursuant to Section 3.1 hereof, but Annual Compensation shall not include (i) amounts, if any, realized from the exercise of a nonqualified stock option or when restricted stock (or property) held by a Participant either becomes freely transferable or is no longer subject to a substantial risk of forfeiture; (ii) amounts payable to a Participant that do not represent salary, i.e., expense reimbursements; and (iii) dividends payable with respect to nonvested shares of restricted stock.

1.4 “Beneficiary” shall mean the person or persons designated by each Participant under the CapSave Plan; provided, however, that a Participant may designate a different Beneficiary hereunder by delivering to the Administrator a written beneficiary designation in the form provided by the Administrator and executed specifically with respect to this Plan. If a Participant fails to name a Beneficiary, or if the Beneficiary named by a Participant predeceases him or dies before distribution of the Participant’s Account, then the entire value of the Participant’s Account shall be paid to the Participant’s estate.

1.5 “Board” shall mean the Board of Directors of the Company.

1.6 “CapSave Plan” shall mean the qualified 401(k) and profit sharing plan maintained by the Company, as amended from time to time, or any successor qualified plan thereto.

1.7 “Code” shall mean the Internal Revenue Code of 1986, as it may be amended from time to time, and the rules and regulations promulgated thereunder.

1.8 “Company” shall mean Capstead Mortgage Corporation, a company formed under the laws of the State of Maryland, or its successor or successors.

1.9 “Compensation Committee” shall mean the Compensation Committee of the Board.

1.10 “Disability” shall mean a medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, and with respect to which a Participant has been receiving income replacement benefits for a period of not less than 3 months under a long-term disability plan of the Company.

1.11 “Distribution Schedule” shall mean the date or date(s) elected by a Participant, at the time and in the manner described in Section 2.2 hereof, for the distribution of amounts credited to the Participant’s Account.

1.12 “Effective Date” shall mean January 1, 2005.

1.13 “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

1.14 “Insolvent” shall mean (a) the Company is unable to pay its debts as they become due or (ii) the Company is subject to a pending proceeding as a debtor under the United States Bankruptcy Code.

1.15 “Key Employee” shall mean, for any Plan Year in which the Company is publicly traded on an established securities market or otherwise, a Participant who is a “key employee” as defined under Code Section 416(i), disregarding subparagraph (5) thereof. For purposes of this Plan, the identification of Key Employees will be made by the Administrator on December 31st of each Plan Year, based upon the twelve (12) month period ending on such date. Each Participant identified by the Company as a “key employee” under the applicable provisions of Code Section 416(i) shall be a Key Employee under this Plan for the twelve (12) month period commencing on the immediately succeeding April 1.

1.16 “Participant” shall mean an individual who has been selected for participation in the Plan, as set forth in Article II hereof.

1.17 “Performance-Based Compensation” shall mean the total amounts payable to the Participant as remuneration based upon the Participant’s performance of services for the Company over a period of not less than twelve (12) months, the payment of which or the amount of which is contingent on the satisfaction of established organizational or individual performance criteria, and that otherwise meets the definition of “performance-based compensation”, as that term is defined in Section 1.409A-2(a)(7) of the Treasury Regulations. For these purposes, Performance-Based Compensation shall be based upon criteria established no later than 90 days following commencement of the applicable performance period.

1.18 “Plan” shall mean the Capstead Mortgage Corporation Deferred Compensation Plan, as amended and restated herein, effective January 1, 2005, and as further amended from time to time.

1.19 “Plan Year” shall mean the twelve (12) month period commencing on each January 1 and ending on the following December 31.

1.20 “Prior Plan” shall mean the Capstead Mortgage Corporation Deferred Compensation Plan, as amended and restated effective January 1, 1998.

1.21 “Normal Retirement Age” shall mean the date on which the Participant attains age sixty (60) or completes thirty (30) years of service with the Company.

1.22 “Separation from Service” shall mean the date on which the Participant’s employment with the Company is terminated, whether voluntary or involuntary, or due to the Participant’s death. The determination of whether a Participant’s employment has terminated shall be made in accordance with Code Section 409A and the regulations prescribed thereunder.

1.23 “Trust Agreement” shall mean the agreement, if any, including any amendments thereto entered into between the Company and the Trustee for the accumulation of deferrals and credits made pursuant to Article III of the Plan, and any investment income, gains or losses thereto.

1.24 “Trust Fund” shall mean the cash and other properties held and administered by the Trustee pursuant to a Trust Agreement.

1.25 “Trustee” shall mean the designated trustee acting at any time under a Trust Agreement.

1.26 “Valuation Date” shall mean each day on which the financial markets are open for trading activity, except to the extent otherwise prescribed by an authorized deemed investment option designated by the Administrator.

1.27 “Vested Interest” shall mean that portion of the Participant’s Account in which he has a nonforfeitable right. Each Participant shall have a 100% Vested Interest in the value of the amounts credited to his Account which are attributable to deferrals made by such Participant pursuant to the provisions of Section 3.1 hereof and shall have a Vested Interest equal to a percentage of all amounts credited to his Account which are attributable to matching contributions and supplemental contributions credited on his behalf pursuant to the provisions of Sections 3.2 and 3.3 hereof, respectively, such percentage to be determined in accordance with the vesting schedule provided under the CapSave Plan. Notwithstanding the foregoing, each Participant shall have a 100% Vested Interest in the value of his entire Account upon such Participant’s death or Disability, or upon attainment of Normal Retirement Age.

1.28 “Vested Recipient” shall mean any Participant whose employment with the Company terminated prior to December 31, 2004, who had a 100% Vested Interest in the value of the amounts credited to his Account on December 31, 2004 and who commenced distribution of amounts credited to his Account prior to January 1, 2005.

ARTICLE II
PARTICIPATION

2.1 Eligibility to Participate. Participation in the Plan shall be made available to a select group of individuals, as determined by the Board, who are providing services to the Company in key positions of management and responsibility. The determination as to the eligibility of any individual to participate in the Plan shall be in the sole and absolute discretion of the Board, consistent with the policies of the Company in place from time to time, and the decision of the Board in that regard shall be conclusive and binding for all purposes hereunder. The Administrator shall notify each individual selected by the Board of his eligibility to participate.

2.2 Participation Agreements.

(a) Elections Upon Commencement of Participation. Within thirty (30) days of the date on which an individual is notified by the Administrator of his eligibility to participate hereunder, such individual shall submit an executed participation agreement to the Administrator, in such form as the Administrator shall require, to irrevocably elect to defer a portion of his Annual Compensation pursuant to Section 3.1 hereunder, provided, however, such election shall not become effective earlier than the first day of the first full payroll period immediately following the Administrator’s receipt of such deferral election, or such later payroll period specified by the Participant. A Participant’s failure to elect to defer a portion of his Annual Compensation in accordance with this paragraph (a) shall be deemed an election by the Participant to defer zero percent (0%) of his Annual Compensation. The Participant may, at such time, also irrevocably elect the Distribution Schedule under which benefits hereunder will be paid. A Participant’s failure to elect a Distribution Schedule in accordance with this paragraph (a) shall be deemed an election by the Participant to receive his benefits hereunder in a single, lump sum payment on the fifteenth day of the third month of the Plan Year immediately following such Participant’s Separation from Service.

(b) Annual Deferral Election. Except as otherwise provided in Article IV hereof, a Participant’s election (or deemed election) to defer Annual Compensation shall remain effective for each subsequent calendar year, unless and until modified or revoked by the Participant in accordance with this paragraph (b). A Participant may modify or revoke an election to defer Annual Compensation with respect to amounts to be earned in a subsequent calendar year by submitting an executed participation agreement to the Administrator, in such form as the Administrator shall require, no later than December 31 of the calendar year immediately preceding the calendar year in which such Annual Compensation will be earned.

(c) Performance-Based Compensation. Notwithstanding any provision of paragraphs (a) and (b) above to the contrary, a Participant may elect to defer or specify a Distribution Schedule with respect to all or a portion of his Annual Compensation which constitutes Performance-Based Compensation by submitting an executed participation agreement to the Administrator, in such form as the Administrator shall require, no later than six (6) months prior to the end of the applicable performance period.

(d) Subsequent Elections Regarding Time and Form of Benefit. A Participant may elect to delay one or more payment dates under a Distribution Schedule or change the form of benefit to be received hereunder, provided that (i) such election shall not be effective for at least twelve (12) months following the date on which such election is made, (ii) with respect to a payment which the Participant is entitled to receive following his Separation from Service or pursuant to a Distribution Schedule, the first payment with respect to which such election is made is deferred at least five (5) years from the date on which such payment would otherwise have been made, and (iii) with respect to the payment of benefits hereunder pursuant to a Distribution Schedule, such election is made no less than twelve (12) months prior to the date of the first scheduled payment.

ARTICLE III
DEFERRALS AND CREDITS TO ACCOUNT

3.1 Deferral Elections. For any Plan Year, a Participant may elect, pursuant to Section 2.2 hereof, to defer a portion of the Annual Compensation otherwise payable to him. The amount a Participant may elect to defer under this Plan for any Plan Year may in no event exceed sixty percent (60%) of such Participant’s Annual Compensation earned during such Plan Year, provided, however, that notwithstanding the foregoing, such Participant may elect to defer up to one hundred percent (100%) of that portion of such Participant’s Annual Compensation that constitutes a bonus or other type of incentive compensation (including, but not limited to, Performance-Based Compensation) earned during such Plan Year, even though such amounts may be payable during a subsequent Plan Year. Any amounts withheld pursuant to this Section 3.1 from the Annual Compensation otherwise payable to a Participant shall be credited to his Account as of the date on which such amounts would otherwise have been paid.

3.2 Matching Contributions. Effective January 1, 2006, for each Plan Year the Company shall credit an amount to the Account of each Participant hereunder who has deferred amounts under the Plan during such Plan Year, as provided in Section 3.1 above, but only as such deferrals relate to that portion, if any, of such Participant’s Annual Compensation that exceeds the amount set forth in Section 401(a)(17) of the Code for such Plan Year (“Excess Compensation”). The amount of such matching contribution shall equal fifty percent (50%) of the Participant’s Excess Compensation deferred hereunder by the Participant during such Plan Year, but only taking into account up to six percent (6%) of such Excess Compensation. Any amounts credited pursuant to this Section 3.2 shall be credited to the Participant’s Account as soon as practicable following the date on which the applicable deferral is credited to the Participant’s Account pursuant to Section 3.1 above, but not later than the last day of the second calendar month following the calendar month to which the applicable deferral relates.

3.3 Supplemental Matching Contributions. Effective January 1, 2006, the Company may credit to the Account of a Participant hereunder who has deferred amounts under the Plan, as provided in Section 3.1 above, such amount, if any, as is determined by the Board in its sole and absolute discretion, which amount may, but is not required to be, equal to a uniform percentage of such Participant’s Excess Compensation deferred hereunder. Any amounts credited pursuant to this Section 3.3 shall be credited to the Participant’s Account as soon as practicable following the date on which the applicable deferral is credited to the Participant’s Account pursuant to Section 3.1 above, but not later than the last day of the second calendar month following the calendar month to which the applicable deferral relates.

3.4 Valuation of Accounts. As of each Valuation Date, the Administrator shall credit to each Participant’s Account the deemed income, gains or losses attributable thereto, determined pursuant to the provisions of Section 3.5 below, as well as any other credits to or charges against such Account. All payments from an Account between Valuation Dates shall be charged against the Account as of the immediately preceding Valuation Date.

3.5 Participant-Directed Investments. Each Participant, upon becoming a Participant in the Plan, may, in the manner prescribed by the Administrator, designate the manner in which he wishes his Account to be deemed invested among the various options designated by the Administrator for this purpose. The investment designation will continue until changed by the timely submission of a new investment designation. In the absence of any such investment designation, a Participant’s Account shall be deemed to be invested in such property as the Administrator, in its sole and absolute discretion, shall determine. In no event may a Participant designate the deemed investment of his Account in stock or other securities of the Company or any Affiliate. The Administrator may, but shall not be obligated to, invest amounts credited to a Participant’s Account in accordance with the investment designations of such Participant; nevertheless, the Account of such Participant shall be credited with the amount of income, gains and losses attributable thereto, as if the amounts credited to such Account had been so invested. The Administrator shall be authorized at any time and from time to time to modify, alter, delete or add to the deemed investment options hereunder. In the event a modification occurs, the Administrator shall notify those Participants whom the Administrator, in its sole and absolute discretion, determines are affected by the change, and shall give such persons such additional time as is determined necessary by the Administrator to designate the manner in which amounts thereby affected shall be deemed invested. The Administrator shall not be obligated to substitute deemed investment options with similar investment criteria for existing options, nor shall it be obligated to continue the types of deemed investment options presently available to the Participants. Notwithstanding any of the foregoing provisions, in no event shall the Administrator or the Company be responsible for implementing the deemed investment designation of a Participant unless proper notice of such designation is given to the Administrator in the manner prescribed by the Administrator.

ARTICLE IV
IN-SERVICE HARDSHIP WITHDRAWALS

4.1 Request for Withdrawal. In the event of an unforeseeable emergency, a Participant may make a written request to the Administrator for a withdrawal from his Account. For purposes of this Section, the term “unforeseeable emergency” shall mean a severe financial hardship to the Participant resulting from an illness or accident of the Participant, Participant’s spouse or of a dependent (as defined in Section 152(a) of the Code) of the Participant, loss of the Participant’s property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant. Any determination of the existence of an unforeseeable emergency and the amount to be withdrawn on account thereof shall be made by the Administrator in its sole and absolute discretion. However, notwithstanding the foregoing, a withdrawal will not be permitted to the extent that the financial hardship is or may be relieved: (i) through reimbursement or compensation by insurance or otherwise or (ii) by liquidation of the Participant’s assets, to the extent that liquidation of such assets would not itself cause severe financial hardship. In no event shall the need to send a Participant’s child to college or the desire to purchase a home be deemed to constitute an unforeseeable emergency. No person serving as Administrator shall vote or decide upon any matter relating to the determination of the existence of his own financial hardship or the amount to be withdrawn by him on account thereof. A request for a hardship withdrawal must be made in writing on a form provided by the Administrator, and must be expressed as a specific dollar amount. The amount of a hardship withdrawal may not exceed the amount necessary to meet the severe financial hardship, plus amounts necessary to pay taxes reasonably anticipated as a result of the distribution. All hardship withdrawals shall be paid in a lump sum in cash.

4.2 Termination of Deferral Election. Upon a Participant’s receipt of an in-service withdrawal pursuant to Section 4.1 of this Plan for an unforeseeable emergency, or to the extent required for a Participant to receive a hardship withdrawal under the CapSave Plan, such Participant’s deferral election shall thereupon be automatically terminated. Except to the extent otherwise required with respect to a hardship withdrawal under the CapSave Plan, a Participant may elect to resume deferrals under this Plan as of the first day of the first full payroll period of the immediately succeeding calendar year, or such later payroll period specified by the Participant, by submitting a new deferral election to the Administrator no later than the last day of the immediately preceding calendar year.

ARTICLE V
PAYMENT OF BENEFIT

5.1 General. Distribution of a Participant’s Vested Interest shall commence in accordance with such Participant’s Distribution Schedule or, if the Participant has failed to elect a Distribution Schedule, then as soon as practicable following such Participant’s Separation from Service, provided, however that a distribution to which a Key Employee is entitled shall not commence prior to the first day of the seventh (7th) month following the date of such Participant’s Separation from Service. The amount credited to the Participant’s Account for purposes of such distribution shall be determined as of the Valuation Date coincident with or next preceding the date of distribution, increased by the amount of Participant deferrals and Company contributions, if any, to be credited after such Valuation Date.

5.2 Death of Participant. Notwithstanding any provision of this Plan to the contrary, in the case of the death of a Participant, distribution of such Participant’s entire Account shall be made to the Beneficiary of such Participant. The amount credited to the Participant’s Account for purposes of such distribution shall be determined as of the Valuation Date coincident with or next preceding the date of distribution, increased by the amount of Participant deferrals and Company contributions, if any, to be credited after such Valuation Date.

5.3 Effect of Tax Laws. Notwithstanding any provision of this Plan to the contrary, if, in any Plan Year, the Plan fails to meet the requirements of Code Section 409A, benefits may be paid to an affected Participant hereunder before they would otherwise be payable, provided, however, that the amount paid shall not exceed the lesser of: (a) the amount in such Participant’s Account or (b) the amount to be reported pursuant to Code Section 409A(a) on the applicable Form W-2 (or Form 1099) as taxable income to the Participant.

5.4 Delay for Insolvency or Compelling Business Reasons. Notwithstanding any provision of this Article V to the contrary, in the event the Board determines that the Company is Insolvent, the Administrator may delay the payment of benefits under this Article V until it receives evidence that the Company is not Insolvent. Furthermore, effective January 1, 2007, in the event the Board determines that the Company’s deduction for benefits hereunder would be limited or eliminated by application of Code Section 162(m), would violate applicable securities laws, or would violate applicable loan covenants or other contractual terms to which the Company is a party and such violation would result in material harm to the Company, the starting date of payment of such benefits may be delayed until the first calendar year in which the Company reasonably anticipates, as applicable, that payment of such benefit would not result in a limitation of a deduction under Code Section 162(m), a violation of applicable securities laws, or a violation of a loan covenant or other contractual term, or the calendar year of the Participant’s Separation from Service, if earlier.

5.5 Administrative Delay in Payment. The payment of benefits under this Article V shall begin at the date specified in accordance with the provisions of the foregoing paragraphs of this Article V; provided that, in case of administrative necessity, the starting date of payment of such benefits may be delayed up to the last day of the calendar year in n which payment would otherwise be made.

ARTICLE VI
FORM OF DISTRIBUTION

6.1 Payment of Benefits. Except to the extent otherwise provided herein, distribution of a Participant’s Vested Interest shall be made either in a single, lump sum cash payment, or in the form of periodic cash installments over a period not to exceed five (5) years, such method of payment to be irrevocably elected by the Participant at the time and in the manner described under Section 2.2 above; provided, however, that payment will be made in a lump sum in any event if, at the time distribution is to commence, the value of the benefit in which such Participant has a vested interest is less than $10,000. Furthermore, notwithstanding the commencement of installment payments under this Section 6.1, the entire value of all remaining amounts to which a Participant is entitled hereunder shall be distributed to him in a lump sum, in cash, at such time as the value of such remaining amounts is less than $10,000. If installment payments are made, such payments shall be charged pro rata to the individual investment options in which amounts credited to the Participant’s Account are deemed to be invested, pursuant to the provisions of Section 3.5 hereof. Furthermore, the Administrator shall continue to credit the unpaid balance of the Participant’s Account with the deemed income and losses attributable thereto, determined pursuant to the provisions of Section 3.5 hereof, as well as with any other credits to or charges against the unpaid balance of such Account, during the period for which installment payments are made.

6.2 Payment of Benefits On Account of Death. Notwithstanding any provision herein to the contrary, payment of a Participant’s benefit (or the remainder thereof) on account of the Participant’s death shall be made in a single, lump sum payment to the Beneficiary as soon as administratively practicable following such Participant’s death.

6.3 Payments to Key Employees. Notwithstanding any other provision of this Plan or a participation agreement to the contrary, to the extent applicable, a Participant who is a Key Employee, the distribution of whose benefit hereunder is therefore deferred, as described in Section 5.1 hereof, shall, upon the commencement of such distribution, receive a single, lump sum payment equal to the aggregate amount of payments that would otherwise have been made during the first six months following the date of such Participant’s Separation from Service.

ARTICLE VII
ADMINISTRATION OF THE PLAN

7.1 Designation of Administrator. The Plan shall be administered by the Administrator. No person serving as Administrator, or a member of a committee serving as such, shall receive compensation with respect to his services for the performance of his duties hereunder. The Administrator shall serve without bond or security for the performance of its duties hereunder unless applicable law makes the furnishing of such bond or security mandatory or unless required by the Company. Any Administrator or member of a committee serving as such may resign by delivering his written resignation to the Board.

7.2 Actions of Administrator. If a committee shall be serving as Administrator at any time, the Administrator shall perform any act that the Plan authorizes expressed by a vote at a meeting or in a writing signed by a majority of such individuals without a meeting. Neither the Administrator not any member of a committee serving as such shall vote or decide upon any matter relating solely to himself or vote in any case in which his individual right or claim to any benefit under the Plan is particularly involved. If, in any matter or case in which a person is so disqualified to act, the remaining persons serving as Administrator cannot resolve such matter or case, the Board will resolve such matter or case, or will appoint a temporary substitute to exercise all the powers of the disqualified person concerning the matter or case in which he is disqualified.

7.3 Delegation, Expenses and Indemnification. The Administrator may designate in writing other persons to carry out its responsibilities under the Plan, and may remove any person designated to carry out its responsibilities under the Plan by notice in writing to that person. The Administrator may employ persons to render advice with regard to any of its responsibilities. All usual and reasonable expenses of the Administrator shall be paid by the Company. The Company shall indemnify and hold harmless each Administrator and member of a committee serving as such from and against any and all claims and expenses (including, without limitation, attorney’s fees and related costs), in connection with the performance by such person of his duties in that capacity, other than any of the foregoing arising in connection with the willful neglect or willful misconduct of the person so acting.

7.4 Administrative Duties. The Administrator shall establish rules, not contrary to the provisions of the Plan, for the administration of the Plan and the transaction of its business, and shall interpret the Plan and determine all questions arising in the administration, interpretation and application of the Plan in its sole and absolute discretion. All determinations of the Administrator shall be conclusive and binding on all employees, Participants and Beneficiaries, subject to the provisions of this Plan and applicable law.

7.5 Actions of Company. Any action to be taken hereunder by the Company shall be taken by resolution adopted by the Board or an executive committee thereof; provided, however, that by resolution, the Board or an executive committee thereof may delegate to any officer of the Company the authority to take any actions hereunder, other than the power to amend or terminate the Plan.

ARTICLE VIII
CLAIM REVIEW PROCEDURE

8.1 Denial of Benefits. A Participant or Beneficiary (the “Claimant”) who believes he is entitled to benefits hereunder that have not been paid may file a written claim for benefits with the Administrator. Within a reasonable period of time thereafter, but not later than ninety (90) days (unless the Administrator determines that special circumstances require an extension of time) following receipt of the written claim, the Administrator will determine the Claimant’s entitlement to the benefits requested. If the Administrator determines that an extension of time is required, the Administrator will, prior to expiration of the initial 90-day period, notify the Claimant, in writing, of the extension, along with an explanation of the special circumstances requiring an extension of time and the date by which the Administrator expects to reach its decision, which shall not be later than one hundred eighty (180) days from the Administrator’s receipt of the claim. If the claim is denied, the Administrator will furnish the Claimant a written notice stating: (a) the specific reason or reasons for denial of the claim, (b) a specific reference to pertinent Plan provisions on which the denial is based, (c) a description of any additional material or information necessary for the Claimant to perfect the claim and an explanation of why such material or information is necessary, and (d) an explanation of the Plan’s claim review procedure and the time limits applicable to such procedures, including a statement of the Claimant’s right to bring a civil action under Section 502(a) of ERISA following an adverse determination on review.

8.2 Appeal of Denial of Benefits. A Claimant may appeal to the Administrator any claim that is denied by submitting a written request for review within sixty (60) days after notice of the claim denial. The written appeal must (i) request a review of the claim under the Plan, (ii) set forth all grounds under which the request for review is based and any facts in support thereof, and (iii) set forth any issues or comments that the Claimant deems pertinent to the appeal. The Claimant may also submit documents, records and other information relating to the claim for benefits. In preparing the request for review, the Claimant will be entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant to the claim for benefits. The Administrator’s review will take into account all comments, documents, records, and other information submitted by the Claimant and relating to the claim, without regard to whether such information was submitted or considered in the Administrator’s initial benefit determination. The Administrator will notify the Claimant in writing of its decision within sixty (60) days (unless the Administrator determines that special circumstances require an extension of time) after receipt of the request for review. If the Administrator determines that an extension of time is required, it will, prior to expiration of the initial 60-day period, notify the Claimant, in writing, of the extension, along with an explanation of the special circumstances requiring an extension of time and the date by which the Administrator expects to reach its decision, which shall not be later than one hundred twenty (120) days from the Administrator’s receipt of the Claimant’s request for review. If the Claimant’s appeal is denied, the written notification of the Administrator will contain specific reasons for the decision and will refer to the specific Plan provisions on which the decision is based, and will contain a statement that the Claimant is entitled to receive, upon request and free of charge, reasonable access to and copies of all documents, records, and other information relevant to the claim for benefits and a statement of the Claimant’s right to bring an action under Section 502(a) of ERISA. The decision of the Administrator will be final and conclusive as to any claim filed hereunder.

ARTICLE IX
LIMITATION OF RIGHTS

The establishment of this Plan shall not be construed as giving to any Participant or Beneficiary, any employee of the Company or any person whomsoever, any legal, equitable or other rights against the Company, or its officers, directors, agents or shareholders, or as giving to any Participant or Beneficiary any equity or other interest in the assets or business of the Company or shares of Company stock or as giving any employee the right to be retained in the employment of the Company. All employees shall be subject to discharge to the same extent they would have been if this Plan had never been adopted. The rights of a Participant hereunder shall be solely those of an unsecured general creditor of the Company.

ARTICLE X
LIMITATION OF ASSIGNMENT AND PAYMENTS TO
LEGALLY INCOMPETENT DISTRIBUTEE

10.1 Non-Alienation. No benefits payable under the Plan to any person shall be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance or charge, and any attempt to anticipate, alienate, sell, transfer, assign, pledge, encumber, charge or otherwise dispose of the same shall be void. No benefit shall in any manner be subject to the debts, contracts, liabilities, engagements or torts of any person, nor shall it be subject to attachment or legal process for or against any person, except to the extent required by law.

10.2 Incapacitated Distributee. In the event any benefit payable under the Plan is to be paid to or for the benefit of any person who is then a minor or determined by the Administrator, on the basis of qualified medical advice, to be incompetent, the Administrator need not require the appointment of a guardian or custodian, but shall be authorized to cause the same to be paid over to the person having custody of the minor or incompetent, or to cause the same to be paid to the minor or incompetent without the intervention of a guardian or custodian, or to cause the same to be paid to a legal guardian or custodian of the minor or incompetent, if one has been appointed, or to cause the same to be used for the benefit of the minor or incompetent.

ARTICLE XI
AMENDMENT TO OR TERMINATION OF THE PLAN

The Company reserves the right at any time to amend or terminate the Plan in whole or in part by resolution of the Board. No amendment shall have the effect of retroactively changing or depriving Participants or Beneficiaries of rights already accrued under the Plan. In the event that the Company shall change its name, the Plan shall be deemed to be amended to reflect the name change without further action of the Company, and the language of the Plan shall be changed accordingly.

ARTICLE XII
STATUS OF PARTICIPANT AS UNSECURED CREDITOR

All benefits under the Plan shall be the unsecured obligations of the Company and, except for those assets that may be placed in a Trust Fund established in connection with this Plan, no assets will be placed in trust or otherwise segregated from the general assets of the Company for the payment of obligations hereunder. If assets are placed in a Trust Fund, the Trust Agreement, to the extent required by the Code, shall conform in all material respects to the model trust set forth in Internal Revenue Service Revenue Procedure 92-64. To the extent that any person acquires a right to receive payments hereunder, such right shall be no greater than the right of any unsecured general creditor of the Company.

ARTICLE XIII
GENERAL AND MISCELLANEOUS

13.1 Prohibited Acceleration. Notwithstanding any provision herein to the contrary, the time or schedule of any payment hereunder shall not be accelerated, except to the extent otherwise permitted under Code Section 409A and the regulations promulgated thereunder.

13.2 Trust Fund. The Company may establish a Trust Fund for the purpose of retaining assets set aside by the Company pursuant to the Trust Agreement for payment of all or a portion of the benefits payable pursuant to Article V of the Plan. Any such benefits not paid from a Trust Fund shall be paid from the Company’s general assets. The Trust Fund, if such shall be established, shall be subject to the claims of general creditors of the Company in the event the Company is Insolvent.

13.3 Severability. In the event that any provision of this Plan shall be declared illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining provisions of this Plan but shall be fully severable and this Plan shall be construed and enforced as if said illegal or invalid provision had never been inserted herein.

13.4 Construction. The section headings and numbers are included only for convenience of reference and are not to be taken as limiting or extending the meaning of any of the terms and provisions of this Plan. Whenever appropriate, words used in the singular shall include the plural or the plural may be read as the singular. When used herein, the masculine gender includes the feminine gender.

13.5 Governing Law. The validity and effect of this Plan and the rights and obligations of all persons affected hereby shall be construed and determined in accordance with the laws of the State of Texas unless superseded by federal law.

13.6 No Requirement to Fund. The Company is not required to set aside any assets for payment of the benefits provided under this Plan; however, it may do so as provided in the Trust Agreement, if any. A Participant shall have no security interest in any such amounts. It is the Company’s intention that this Plan be construed as a plan that is unfunded and maintained primarily for the purpose of providing benefits for a select group of management and highly compensated employees of the Company.

13.7 Taxes. All amounts payable hereunder shall be reduced by any and all federal, state and local taxes imposed upon the Participant or his Beneficiary that are required to be paid or withheld by the Company.

IN WITNESS WHEREOF, Capstead Mortgage Corporation has caused these presents to be duly executed in its name and behalf by its proper officers thereunto duly authorized this 21st day of February, 2006.

CAPSTEAD MORTGAGE CORPORATION

By: /s/ PHILLIP A. REINSCH

Title: Senior Vice President and
Chief Financial Officer